SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                           SCHEDULE 13D


            Under the Securities Exchange Act of 1934
                        (Amendment No. 6)


                 Physicians Health Services, Inc.
                         (Name of Issuer)

              Class A Common Stock, $.01 Par Value
                  (Title of Class of Securities)


                          (CUSIP NUMBER)

               The Guardian Life Insurance Company
                            of America
                      201 Park Avenue South
                    New York, New York  10003

          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


            November 26, 1996 through January 9, 1997
     (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ]

Check the following box if a fee is being paid with the statement
[ ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                           SCHEDULE 13D

CUSIP No.

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     The Guardian Life Insurance Company of America

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)
                                                              (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS
          OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2 (d) OR 2 (e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          See Item 2

     NUMBER OF           7         SOLE VOTING POWER
     SHARES                             See Item 5
     BENEFICIALLY        8         SHARED VOTING POWER
     OWNED BY                           See Item 5
     EACH                9         SOLE DISPOSITIVE POWER
     REPORTING                          See Item 5
     PERSON              10        SHARED DISPOSITIVE POWER
     WITH                               See Item 5

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          See Item 5

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          See Item 5

14   TYPE OF REPORTING PERSON
          IC


                           SCHEDULE 13D

     This Amendment No. 6 to the Schedule 13D filed on December 8, 1995 by The Guardian Life Insurance Company of America, a New York mutual life insurance company ("The Guardian"), relates to The Guardian's ownership of shares of Class A Common Stock, par value $.01 per share (the "Class A Common Stock") of Physicians Health Services, Inc., a Delaware corporation (the "Issuer"), and of The Guardian's ownership of a warrant dated November 28, 1995 (the "Warrant") to purchase Class A Common Stock of the Issuer. Except as otherwise noted herein, there have been no material changes to the disclosure in the Schedule 13D, as previously amended. The Schedule 13D is hereby amended as follows:

Item 3.   Source and Amount of Funds

     The sources of consideration for the purchase of 207,000 shares of Class A Common Stock described in Item 5 were The Guardian's working capital. The Class A Common Stock was purchased by The Guardian on the open market on November 26, November 27, December 27 and December 28, 1996, and January 8 and January 9, 1997.

Item 5.   Interest in Securities of the Issuer

     To the knowledge of The Guardian, the Issuer has issued and outstanding 5,527,823 million shares of Class A Common Stock and 3,781,680 shares of Class B Common Stock for a total of 9,309,503 shares of capital stock issued and outstanding. The Guardian directly and beneficially owns 450,000 shares of Class A Common Stock purchased on May 1-2, 1996, 145,500 shares of Class A
Common Stock purchased on August 14, 1996, 153,000 shares of
Class A Common Stock purchased between August 16 and August 29, 1996, inclusive, 306,200 shares of Class A Common Stock purchased on October 14-15, 1996 and 217,100 shares of Class A Common Stock purchased between November 26, 1996 and January 9, 1997, inclusive, for an aggregate of 1,271,800 shares of Class A Common Stock.

     During the lesser of the past 60 days or the time since The
Guardian's filing of its most recent Schedule 13D, there have been no transactions by The Guardian in the shares of the Issuer's Class A Common Stock or the Issuer's Warrants, except for the following:

     (i) on November 26, 1996 The Guardian purchased 25,000 shares of Class A Common Stock at a price per share of $15.093, such purchase being made through a broker on the NASDAQ Stock Market;

     (ii) on November 27, 1996 The Guardian purchased 67,000 shares of Class A Common Stock at a price per share of $15.118, such purchase being made through a broker on the NASDAQ Stock Market;

     (iii) on December 27, 1996 The Guardian purchased 77,300 shares of Class A Common Stock at a price per share of $15.238, such purchase being made through a broker on the NASDAQ Stock Market;

     (iv) on December 28, 1996 The Guardian purchased 4,200 shares of Class A Common Stock at a price per share of $14.785, such purchase being made through a broker on the NASDAQ Stock Market;

     (v) on January 8, 1997 The Guardian purchased 33,500 shares of Common Stock at a price per share of $16.10, such purchase being made through a broker on the NASDAQ Stock Market; and

     (vi) on January 9, 1997 The Guardian purchased 10,100 shares of Common Stock at a price per share of $16.221, such purchase being made through a broker on the NASDAQ Stock Market.

     The Warrant dated November 28, 1995 originally entitled The Guardian to purchase one million shares of Class A Common Stock. As previously disclosed in this Schedule 13D, The Guardian relinquished its right to purchase 604,700 shares of Class A Common Stock under the Warrant. On October 21, 1996, the Guardian relinquished its right to purchase the remaining 395,300 Class A Common Stock under the Warrant. Consequently, no shares of Class A Common Stock remain available under the Warrant for purchase by The Guardian. The Guardian believes that it holds approximately 23.01% of shares of the issued and outstanding Class A Common Stock and 13.66% of all issued and outstanding shares of the Issuer's capital stock. Based on the voting authority of holders of the Issuer's Class B Common Stock, The Guardian believes that its holdings of Class A Common Stock represents approximately 5.75% of the aggregate voting authority of all outstanding shares of the Issuer's capital stock. The Guardian has the sole power to vote or direct the vote of its holdings and to dispose or direct the disposition of such holdings. The Guardian does not share the power to vote or to direct the vote or to dispose or direct the disposition of any of its shares of Class A Common Stock.

     The number of shares beneficially owned by The Guardian and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Act. The percentage of ownership of Class A Common Stock is based on 5,527,823 outstanding shares of the Issuer's Class A Common Stock. The percentage of ownership of all capital stock of the Issuer is based on 9,309,503 outstanding shares of capital stock of the Issuer.



Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  January 10, 1997

                         THE GUARDIAN LIFE INSURANCE COMPANY OF
                         AMERICA



                         By:  /s/ EDWARD K. KANE
                         Name:  Edward K.  Kane
                         Title:    Senior Vice President
                                    and General Counsel


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